Filed Pursuant to Rule 433

Registration 333-141169

Issuer Free Writing Prospectus dated August 5, 2009 relating to

Preliminary Prospectus Supplement dated August 4, 2009

Inspire Pharmaceuticals, Inc. (Inspire) today announced that it is increasing the size of its previously announced public offering of common stock to a total offering price to the public of approximately $100 million. Inspire will grant the underwriter of the offering an option to purchase additional shares with an aggregate public offering price of approximately $15 million to cover over-allotments.

Inspire also announced that on August 4, 2009 Warburg Pincus Private Equity IX, L.P. (Warburg) and Inspire entered into an amendment to the existing standstill agreement between them. Pursuant to this amendment, Warburg has agreed to extend the term of the standstill agreement until August 4, 2012. Pursuant to the standstill agreement, Warburg and its affiliates may not increase their holdings of Inspire’s common stock to a level in excess of the lesser of: (x) 32.5% of Inspire’s voting securities on a fully diluted basis and (y) 34.9% of Inspire’s then outstanding voting securities.

Inspire has filed a registration statement, as well as a prospectus supplement and an accompanying prospectus, with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus and other documents Inspire has filed with the SEC for more complete information about the issuer and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Inspire, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplements and accompanying prospectus if you request them by contacting Deutsche Bank Securities, Inc. Attn: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311, Telephone number: +1-800-503-4611, Email: prospectusrequest@list.db.com

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